SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of
1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number 000-24124

Fresh America Corp.
(Exact name of registrant as specified in its charter)

1049 Avenue H East, Arlington, Texas 76011
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

                None

(Titles of all other classes of securities for which
a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 150

Pursuant to the requirements of the Securities Exchange Act of 1934
Fresh America Corp. has caused this certification/notice
to be signed on its behalf by the undersigned duly authorized person.

DATE: October 31, 2002	FRESH AMERICA CORP.

	By:	/s/ CHERYL A. TAYLOR
	Name:	Cheryl A. Taylor
	Title:	Executive Vice President, Chief Financial Officer